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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                                (Amendment No. 3)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           CENTRAL FEDERAL CORPORATION
                              (Name of the Issuer)

                           Central Federal Corporation
                       (Names of Person Filing Statement)

                     Common Stock, par value $0.0l per share
                         (Title of Class of Securities)

                                    15346Q103
                      (CUSIP Number of Class of Securities)

                                Eloise L. Mackus
                           Central Federal Corporation
                                 2923 Smith Road
                              Fairlawn, Ohio 44333
                                  330.666.7979

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:
                               Stanley E. Everett
                Brouse McDowell, A Legal Professional Association
                        Suite 500, 388 South Main Street
                             Akron, Ohio 44311-4407
                                  330.535.5711

This statement is filed in connection with (check the appropriate box):

[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934
[ ] The filing of a registration statement under the Securities Act of 1933
[ ] A tender offer
[ ] None of the above


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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                                  INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") is submitted by Central Federal Corporation, a Delaware corporation (the "Company"). This Statement relates to a proposed amendment to the Company's Certificate of Incorporation to effect a one-for-325 reverse stock split of the Company's common stock in order to effect a going private transaction.

In connection with the going private transaction, the Company filed a definitive proxy statement with the Securities and Exchange Commission on February 11, 2005. The proposed reverse split was approved by the Company's stockholders on March 14, 2005. However, on March 17, 2005, the Company's Board of Directors determined that the proposed split was not in the best interests of the Company's stockholders, and, accordingly, the Board issued a press release on March 18, 2005 announcing that the Company had abandoned the proposed split and would not proceed with the going private transaction. A copy of the press release is included as an exhibit to this Schedule 13E-3.

Item 15  Additional Information

          (b)  Other Material Information.

               On March 18, 2005, the Company issued a press release announcing that it had abandoned the reverse stock split approved by stockholders on March 14, 2005 and would not proceed with the going private transaction. The Company's Board of Directors determined that the split was not in the best interest of the Company's stockholders.

Item 16  Exhibits

          (a)  Disclosure Materials. Press release dated March 18, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Central Federal Corporation


                                                By:   /s/Mark S. Allio
                                                      -------------------------
                                                         Mark S. Allio
                                                         President and
                                                         Chief Executive Officer

                                                Date: March 22, 2005